EXHIBIT 99.11

Report of Voting Results, dated as of August 2, 2005, for the Annual Meeting of Shareholders held on July 28, 2005

AnorMED INC.

Report of Voting Results
(Section 11.3 of National Instrument 51-102)

In accordance with section 11.3 of National Instrument 51-102 - Continuous Disclosure Obligations, this report briefly describes the matters voted upon and the outcome of the votes at the Annual Meeting of Shareholders of AnorMED Inc. (the “Corporation”) held on July 28, 2005 in Vancouver, British Columbia (the “Meeting”).

1.

Fixing Number of Directors

A resolution fixing the number of directors of the Corporation for the ensuing year at eight was approved by shareholders.  The vote was conducted by way of a show of hands.

2.

Election of Directors

A resolution electing the following eight directors of the Corporation for a term expiring not later than the close of the Corporation’s next annual general meeting of shareholders was approved by shareholders by a vote by way of a show of hands:

David Scott	Michael J. Abrams
Michael J. Cleare	Julia Levy
Colin R. Mallett	Willem Wassenaar
Felix Baker	Eve M. Slater

3.

Appointment of Auditors and Remuneration of Auditors

A resolution appointing KPMG LLP, Chartered Accountants, as auditors of the Corporation until the close of the Corporation’s next annual meeting of shareholders and authorizing the Board of Directors to fix the remuneration to be paid to the auditors of the Corporation was approved by shareholders.  The vote was conducted by way of a show of hands.

For additional information, please see the Corporation’s management information circular dated June 23, 2005 filed in connection with the Meeting.

DATED at Langley, BC, as of August 2, 2005.

ANORMED INC. “W.J. Adams”
W.J. (Bill) Adams Chief Financial Officer & Corporate Secretary